Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 2, 2021, with respect to the consolidated financial statements of Valaris plc and subsidiaries (the Company), and the effectiveness of internal control over financial reporting, incorporated herein by reference.

Going Concern

Our report dated March 2, 2021 with respect to our audits of the consolidated financial statements as of and the three-year period ended December 31, 2020 contains an explanatory paragraph that states that the Company’s operations and its ability to develop and execute its business plan are subject to a high degree of risk and uncertainty associated with the Chapter 11 voluntary petition, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
May 14, 2021